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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Techniclone Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  878517309
        _______________________________________________________________
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                  Suite 900
                             Chicago, IL  60606
                                (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 14, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 878517309                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Limited Partnership
      FEIN No.: 36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    Reporting person has voting and dispositive power over
                          (i) shares of Common Stock as of the date for the
                          filing of this statement and (ii) 47,600 shares of
     NUMBER OF            Common Stock.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See item 7 above
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.14% as of the date for the filing of this statement. (Based on 27,669,614 shares of Common Stock issued and outstanding as of November 30, 1997, plus the Common Stock issuable upon the conversion of the preferred stock referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, par value $.001 per share ("Common Stock"), of Techniclone Corporation ("Issuer") that are issuable to Nelson Partners, Ltd., a Bermuda exempted general partnership ("Nelson"), and Olympus Securities, Ltd., a Bermuda corporation ("Olympus"), upon conversion of Class B Preferred Stock, par value $1.00 per share ("Convertible Securities"). The principal executive offices of the Issuer are located at 14282 Franklin Avenue, Tustin, California, 92780.

Item 2.  Identity and Background

         This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois limited partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

         During the last five years, Citadel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Citadel either become subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found in violation of federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Citadel is the managing general partner of Nelson and the trading manager for Olympus. The funds used for purchases reported herein are from the accounts of Nelson and Olympus. Citadel has no beneficial ownership interest in any of the funds or other property of Nelson or Olympus, except for Citadel's interest as a general partner of Nelson.

Item 4.  Purpose of Transaction

         The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of the Issuer's securities on behalf of Nelson or Olympus.

         Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5.  Interest in Securities of the Issuer

         (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible as well as any other Common Stock held by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively owned Convertible Securities for which they originally paid $1,700,000 ("Stated Value") as of December 29, 1995 ("Closing Date").

              As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into a number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 10% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $3.06875 ("Fixed Conversion Price") and (ii) the product of a discount ("Discount") and the average of the closing bid price (as reported on the National Market System) of the Issuer's Common Stock for each of the five trading days immediately preceding the Conversion Date. The discount is equal to the sum of .85 and the difference between 1 and a fraction, the numerator of which is the average of the closing bid price (as reported on the National Market System) of the Issuer's Common Stock for each of the five trading days immediately preceding the Conversion Date. The Discount is equal to the sum of .85 and the difference between 1 and a fraction, the numerator of which is the average of the closing bid price of the Issuer's Common Stock for each of the five trading days immediately preceding the Conversion Date and the denominator of which is the average of the closing bid price of the Issuer's Common Stock for each of the ten trading days immediately preceding the Conversion Date; provided that the Discount may not be greater than 1 nor less than .85.

              As a result, if the Floating Conversion Price is less than the Fixed Conversion Price, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

                                                               Page 3 of 5 Pages

     As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 1,496,229 shares of Common Stock representing 5.14% of the Issuer's Common Stock (based on (i) 27,669,614 shares of Common Stock issued and outstanding as reported in the Issuer's most recently filed Form 10-Q, (ii) a Conversion Price equal to $1.4137, and (iii) 47,600 shares of Common Stock held by Nelson and Olympus as of the date for the filing of this statement).

     As of February 3, 1998, the Issuer, Nelson and Olympus entered into an agreement pursuant to which the amount of Convertible Securities that may be converted as of any date are restricted to an amount that would limit the beneficial ownership of each of Nelson and Olympus, including their affiliates, to 5% or less of the Common Stock then outstanding. The agreement also provides for the waiver of such restriction by Nelson and Olympus on not less than 61 days advance notice to the Company.

     By virtue of the foregoing agreement and its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel cannot be deemed to be the beneficial owner of more than 5% of the Common Stock on and after February 3, 1998.

(b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible on behalf of Nelson and Olympus.

(c) No transactions with respect to the Issuer's common stock have been effected during the 60-day period ending January 13, 1998 except as set out below:

     Transaction Date    Transacting Party    Transaction    Quantity    Price
     ----------------    -----------------    -----------    ---------   -----

     January 9, 1998     Olympus              Sell            4,500      $1.36
     January 9, 1998     Nelson               Sell           10,500      $1.36

(d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and Common Stock held by them, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities and Common Stock into which the Convertible Securities are convertible and Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

(e) As of the date for the filing of this statement, as a result of the agreement referred to above, Nelson and Olympus collectively own no more than 5% of the Issuer's Common Stock. As a consequence, from and after such date Citadel shall not be deemed to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Nelson and Olympus have the right to receive any dividends from and the proceeds from the sale of the Convertible Securities and Common Stock into which the Convertible Securities are convertible and Common Stock held by them. As described in Item 3 above, Citadel is the managing general partner of Nelson and the trading manager for Olympus. As a result, Citadel has the power to vote and dispose of the Convertible Securities and Common Stock into which the Convertible Securities and Common Stock held by Nelson and Olympus.

Item 7 Material to Be Filed as Exhibits

     No exhibits are required to be filed as part of this Schedule 13D.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 2, 1998                 Citadel Limited Partnership


                                       By:  GLB Partners, L.P.,
                                            its general partner


                                       By:  Citadel Investment Group, L.L.C.,
                                            its general partner


                                       By:  /s/ Kenneth C. Griffin,
                                            -----------------------
                                            Kenneth C. Griffin
                                            its manager